November 30, 2006

Mr. Kin Shing Li
Chief Executive Officer
Great Wall Acquisition Corporation
660 Madison Avenue, 15th Floor
New York, New York 10021

RE: Great Wall Acquisition Corporation
Registration Statement on Form S-4
Amendment 6 Filed November 27, 2006
File No. 333-134098

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your responses to comments one, two and three to our letter of November 15, 2006.

We note the assertion in your response to comment one that you "have included the shares owned by the non-locked-up ChinaCast shareholders within the Registration Statement since, pursuant to the subsequent tender offer, each would be making an individual investment decision despite the absence of a "vote" on the overall transaction itself" and that "these separate investor decisions should be made with the benefit of disclosure to the unaffiliated shareholders in a separate registration statement. These shareholders should be presented with the appropriate registration materials to help them determine whether to retain the shares they currently own or tender them for shares in another company."

However, we also note from your response to comment two that it appears 24.22% of ChinaCast's shareholders were already presented with, but did not execute, Letters of Undertaking. Accordingly, it appears that almost half of the shares you propose to register because they have yet to make an "individual investment decision" already have been presented with an investment decision by ChinaCast's initial presentation of the Letters of Undertaking. Accordingly, your response to comment one does not appear to be applicable to such shares.

We further note that your response to comment two did not provide the level of analysis necessary to demonstrate compliance with Regulation S in light of the prohibition on directed selling efforts and your response to comment three and reliance upon Rule 165 is inappropriate because Rule 165 is limited to offers to purchase the securities to be registered in a business combination. In Great Wall's case, the Tender Offer is for the target shares but the shares to be registered are those of the SPAC.

A sale of securities may not be accomplished via registration when the offer for such securities was begun outside of registration. As a result, and because at this point it still appears that all of the shares to be issued in this acquisition may have been offered outside of compliance with either Section 5 or Regulation S, we reissue comments one, two and three from our letter of November 15, 2006. Please provide a detailed legal analysis as to the manner by which the offering was conducted in compliance with the Federal Securities Laws in all three areas.

As noted in our previous letters, your response should provide adequate detail as to the manner by which the specific terms of Regulation S and Rule 135 were met. If your analysis leads you to conclude that the terms of Regulation S and Rule 135 were not met, your response should address in adequate detail how you propose a sale may be completed via registered shares when the offer was not begun via registration or an applicable exemption.

In this context, we note that it appears you specifically failed to address the issues arising out of the explicit terms of the pre-conditional offer and Letters of

Undertaking. Though <u>filing</u> of a registration statement is explicitly required, neither document requires effectiveness of any registration statement and the issuance of registered shares as conditions to the offer. Moreover, the disclosure contained in your Form S-4 clearly sets forth that only obtaining a majority of the ChinaCast shares is necessary for consummation of the transaction. Such a result appears to be possible by means of the Letters of Undertaking you have already obtained. As a result, it would appear that you may complete the tender offer contemplated without registration of the shares contained on your Form S-4.

In the absence of resolving these issues, we suggest that you consider submitting substantive amendments to correct the other deficiencies noted below in the form of a Schedule 14A.

Additionally, if your analysis leads you to conclude that the terms of either Regulation S, Rule 135, or both, may not have been met, appropriate disclosure should be provided with respect to the consequences of such non-compliance.

2. We reissue comment four from our letter of November 15, 2006. We note your response that you have removed such legal assertions from page four but the statement "Great Wall believes the shareholder claims for rescission or damages are remote, and as such, the Company has not recorded a liability for such possible rescission" remains.

   You have not disclosed the legal basis for such a statement. Please disclose. If your basis is the advice of counsel, please provide a legal opinion to such effect. If you remove such statement from your disclosure, due to the ambiguity created by the inclusion of this statement and the views expressed in your response letters, an affirmative statement as to the reasons you no longer believe such disclosure to be true, should be included. You should address all factors raised by your previous responses and disclosure on the subject, including your views on the effect of the extension proxy approval.

3. We reissue comment five from our letter of November 15, 2006. We note your response that your previous responses "addressed the characterization of ChinaCast as a 'leading' provider of e-learning content" however the Staff's comment and the disclosure on this issue appear to have been clearly aimed at ChinaCast's claims of providing content <u>vs</u>. services. Accordingly, we reissue.

Risks Relating to the Offer and Acquisition, page 15

4. We reviewed your response to our prior comment one of our letter dated November 16, 2006, noting your revised disclosure and amendment warrant clarification agreement. Your response did not address our comment, thus the comment will be reissued. Show us where your warrant agreement, or clarification thereto, supports your assertion that Great Wall may redeem the public warrants "subject to there being a current prospectus under the Securities Act of 1933 with respect to the shares of common stock issuable upon exercise thereof, <u>during the entire period between the notice of redemption and the actual redemption date</u>." Your clarified warrant agreement appears to only provide for an effective registration statement at the date of redemption. Please advise or revise.

Other Regulatory

5. Please provide current consents of the independent accountants in any amendments.

Form 10-QSB/A for the Quarter Ended September 30, 2006
General

6. In light of your restatements discovered on August 10, 2006 and November 21, 2006, related to expenses reimbursed or reimbursable to ChinaCast, please revise to disclose your updated assessment of disclosure controls and procedures. Your disclosure should discuss in reasonable detail the basis for your officers' conclusions.

Other Exchange Act Filings

7. In light of Great Wall's restatement of the quarter ended September 30, 2006, tell us why you have not filed an Item 4.02 Form 8-K. Please advise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum (by facsimile)
         (212) 407-4990